                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2008

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and
333-139707 and 333-144251 and Form S-8 Registration Statements File Nos.
33-71822 and 333-134593.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: February 11, 2008

--------------------------------------------------------------------------------
[LANOPTICS LOGO]        LANOPTICS LTD.
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com  E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

CONTACT:
Ehud Helft / Ed Job
CCGK Investor Relations
info@gkir.com / ed.job@ccgir.com
Tel: (US) 1 866 704 6710 / 1 646 213 1914

FOR IMMEDIATE RELEASE

                 LANOPTICS ANNOUNCES 130% REVENUE GROWTH IN 2007

     YOKNEAM, ISRAEL, February 11, 2008 - LanOptics Ltd. (NASDAQ: EZCH), a
provider of network processors, today announced its results for the fourth quarter and full year ended December 31, 2007.

     FOURTH QUARTER AND FULL YEAR 2007 HIGHLIGHTS:

     o    Annual revenues increased 130% year-over-year, reaching $19.5 million

     o    Fourth quarter revenues increased 70% year-over-year, reaching $5.7 million

     o    Gross margin for the quarter totaled 59.3%, on non-GAAP basis, 54.4%
          on GAAP basis

     o    Net income for the quarter of $0.4 million, on non-GAAP basis; net loss for the quarter of $0.6 million, on GAAP basis

     o    Cash position of $42.6 million at the end of December 2007

     FOURTH QUARTER RESULTS:

     TOTAL REVENUES in the fourth quarter of 2007 were $5.7 million, an increase of 70% compared to $3.4 million in the fourth quarter of 2006, and an increase of 9% compared to $5.2 million in the third quarter of 2007. All of LanOptics'
revenues were attributable to its EZchip Technologies Ltd. subsidiary.

     NET LOSS on a GAAP basis for the fourth quarter of 2007 was $0.6 million, or $0.03 per share, compared to a net loss of $5.1 million, or $0.42 per share, in the fourth quarter of 2006, and a net loss of $0.8 million, or $0.05 per share, in the third quarter of 2007.

     NET INCOME ON A NON-GAAP BASIS for the fourth quarter of 2007 was $0.4 million, or $0.02 per share, compared with non-GAAP net loss of $0.9 million, or
$0.08 per share, in the fourth quarter of 2006, and non-GAAP net income of $0.4 million, or $0.02 per share, in the third quarter of 2007.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES as of December 31, 2007,
totaled $42.6 million compared to $47.5 million as of September 30, 2007. The decrease resulted from the repayment during the quarter of all outstanding long-term debt in the amount of $4 million, combined with approximately $2.3 million paid during the quarter as part of the $14.2 million acquisition of
EZchip shares in the preceding quarter. Such amounts were partially offset by approximately $1.4M generated from operating activities.

     FULL YEAR RESULTS:

     TOTAL REVENUES for the year 2007 were $19.5 million, an increase of 130%
compared to $8.5 million in 2006. NET LOSS ON A GAAP BASIS for the year was $4.1 million, or $0.25 per share, compared to a net loss of $12.3 million, or $1.06 per share, in 2006. NET INCOME ON A NON-GAAP BASIS for the year was $0.4 million, or $0.02 per share, compared with non-GAAP net loss of $6.7 million, or
$0.57 per share, in 2006.

     "2007 was a true breakthrough year for LanOptics and its sole subsidiary,
EZchip Technologies, in terms of business and financial performance. During the year we saw a strong ramp up in sales, with major networking vendors launching new and innovative products based on EZchip's network processors," COMMENTED ELI
FRUCHTER, CEO OF EZCHIP TECHNOLOGIES. "Furthermore, this year we introduced a series of new products aimed at broadening and enhancing our product offering, which we believe will triple our addressable market. Finally, in 2007 we also attained substantial financial milestones, with annual revenues nearing $20 million and with net income for the year, on a non-GAAP basis."

     "Looking ahead, we believe that our innovative technology, strong product portfolio and sound financial resources grouped together under the new, unified holding structure will enable us to continue and grow our top line, improve our bottom line and set new milestones in 2008 in terms of performance and execution," concluded MR. FRUCHTER.

CONFERENCE CALL

     The Company will be hosting a conference call today, February 11, 2008, at
10:00am ET, 07:00am PDT, 03:00pm UK time and 05:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

     To participate through live webcast, please access the corporate website,
http://www.ezchip.com, at least 10 minutes before the conference call commences.

     To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 935 4577;       International Dial-in Number (US): +1 718 354 1389;
Israel Dial-in Number: 1 809 246 002

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

ADDITIONAL INFORMATION

     Additional financial information, including statements of operations for the full year ended December 31, 2007, can be found on the Company's website under 'Investor Relations - Financial Releases'.

USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with
United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which LanOptics believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation charges recorded in accordance with SFAS 123R, amortization of intangible assets, in-process research and development charge, minority interest in loss of EZchip and non-cash interest expense relating to redeemable preferred shares in EZchip. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of LanOptics' on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

ABOUT LANOPTICS

     LanOptics' business consists exclusively of the business of EZchip, a company that is engaged in the development and marketing of Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.
Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on LanOptics and EZchip, visit the web site at http://www.ezchip.com.

     THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING
OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE
STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS
AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS,
OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND
SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY
PREDICTIONS BASED ON LANOPTICS' CURRENT EXPECTATIONS AND PROJECTIONS ABOUT
FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE LANOPTICS' ACTUAL
RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY
FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT
LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET
ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC
ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF
HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN LANOPTICS' FILINGS WITH
THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO
LANOPTICS' SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT
ON FORM 20-F FILED ON MARCH 30, 2007 AND ITS CURRENT REPORTS ON FORM 6-K.
LANOPTICS UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO
REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR
EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.

                          -- FINANCIAL TABLES FOLLOW --

                                 LANOPTICS LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                    THREE MONTHS ENDED
                                                    ----------------------------------------------------
                                                     DECEMBER 31,        SEPTEMBER 30,       DECEMBER 31,
                                                        2007                2007                2006
                                                    ------------        ------------        ------------

Revenues                                            $      5,735        $      5,240        $      3,382
Cost of revenues                                           2,398               2,048               1,422
Amortization of technology                                   218                 234                 103
                                                    ------------        ------------        ------------
Gross profit                                               3,119               2,958               1,857

Operating expenses:
Research and development, net                              2,257               1,945               2,032
In-process research and development charge                    --                 396               2,033
Selling, general and administrative                        1,395               1,470               1,173
                                                    ------------        ------------        ------------
   Total operating expenses                                3,652               3,811               5,238
                                                    ------------        ------------        ------------
Operating income (loss)                                     (533)               (853)             (3,381)

Financial and other income (expenses), net                   (60)                 68              (1,880)
                                                    ------------        ------------        ------------

Income (loss) before minority interest                      (593)               (785)             (5,261)
                                                    ------------        ------------        ------------

Minority interest in loss of EZchip                           17                  17                 161
                                                    ------------        ------------        ------------

Net income (loss)                                   $       (576)       $       (768)       $     (5,100)
                                                    ============        ============        ============

Net income (loss) per share                         $      (0.03)       $      (0.05)       $      (0.42)

Weighted average number of shares used in per
share calculation                                     18,312,245          16,301,375          12,043,240
                                                    ------------        ------------        ------------

                                 LANOPTICS LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                          TWELVE MONTHS ENDED
                                                    --------------------------------
                                                    DECEMBER 31,        DECEMBER 31,
                                                        2007                2006
                                                    ------------        ------------

Revenues                                            $     19,488        $      8,468
Cost of revenues                                           8,032               3,662
Amortization of technology                                 1,208                 361
                                                    ------------        ------------
Gross profit                                              10,248               4,445

Operating expenses:
Research and development, net                              8,529               8,403
In-process research and development charge                   396               2,033
Selling, general and administrative                        5,927               4,295
                                                    ------------        ------------
   Total operating expenses                               14,852              14,731
                                                    ------------        ------------
Operating income (loss)                                   (4,604)            (10,286)

Financial and other income (expenses), net                    71              (2,204)
                                                    ------------        ------------

Income (loss) before minority interest                    (4,533)            (12,490)
                                                    ------------        ------------

Minority interest in loss of EZchip                          445                 173
                                                    ------------        ------------

Net income (loss)                                   $     (4,088)       $    (12,317)
                                                    ============        ============

Net income (loss) per share                         $      (0.25)       $      (1.06)

Weighted average number of shares used in per
share calculation                                     16,533,369          11,644,723
                                                    ------------        ------------

                                 LANOPTICS LTD.
                   RECONCILIATION OF GAAP TO NON-GAAP MEASURES
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                  THREE MONTHS ENDED                        THREE MONTHS ENDED                       THREE MONTHS ENDED
                                                   DECEMBER 31, 2007                        SEPTEMBER 30, 2007                        DECEMBER 31, 2006
                                           ---------------------------------         ---------------------------------         ---------------------------------
                                               GAAP               Non-GAAP               GAAP               Non-GAAP               GAAP                Non-GAAP
                                           ------------         ------------         ------------         ------------         ------------         ------------

Revenues                                   $      5,735         $      5,735         $      5,240         $      5,240         $      3,382         $      3,382
Cost of revenues                                  2,398                2,335                2,048                2,011                1,422                1,403
Amortization of technology                          218                   --                  234                   --                  103                   --
                                           ------------         ------------         ------------         ------------         ------------         ------------
Gross profit                                      3,119                3,400                2,958                3,229                1,857                1,979
                                                   54.4%                59.3%                56.5%                61.6%                54.9%                58.5%
Operating expenses:
Research and development, net                     2,257                2,116                1,945                1,846                2,032                1,927
In-process research and
development charge                                   --                   --                  396                   --                2,033                   --
Selling, general and administrative               1,395                1,249                1,470                1,137                1,173                1,069
                                           ------------         ------------         ------------         ------------         ------------         ------------
Total operating expenses                          3,652                3,365                3,811                2,983                5,238                2,996
                                           ------------         ------------         ------------         ------------         ------------         ------------
Operating income (loss)                            (533)                  35                 (853)                 246               (3,381)              (1,017)
                                           ------------         ------------         ------------         ------------         ------------         ------------
Financial and other income
(expenses), net                                     (60)                 409                   68                  139               (1,880)                  85
                                           ------------         ------------         ------------         ------------         ------------         ------------
Income (loss) before minority
interest                                           (593)                 444                 (785)                 385               (5,261)                (932)
Minority interest in loss of EZchip                  17                   --                   17                   --                  161                   --
                                           ------------         ------------         ------------         ------------         ------------         ------------
Net income (loss)                          $       (576)        $        444         $       (768)        $        385         $     (5,100)        $       (932)
                                           ============         ============         ============         ============         ============         ============

Net income (loss) per share                $      (0.03)        $       0.02         $      (0.05)        $       0.02         $      (0.42)        $      (0.08)

Weighted average number of shares
used in per share calculation                18,312,245           18,312,245           16,301,375           16,301,375           12,043,240           12,043,240
                                           ------------         ------------         ------------         ------------         ------------         ------------

Non-GAAP net income (loss)                                      $        444                              $        385                              $       (932)
                                                                ------------                              ------------                              ------------

Reconciliation items:
Stock-based compensation                                                (279)                                     (430)                                     (214)
Amortization of intangible assets
and discount on long-term loan                                          (758)                                     (344)                                     (183)
In-process research and development
charge                                                                    --                                      (396)                                   (2,033)
Minority interest in loss of EZchip*                                      17                                        17                                       161
Accretion to redemption value of
redeemable preferred shares in
EZchip**                                                                  --                                        --                                    (1,899)
                                                                ------------                              ------------                              ------------
GAAP net income (loss)                                          $       (576)                             $       (768)                             $     (5,100)
                                                                ============                              ============                              ============

* EXCLUDED FROM NON-GAAP MEASURES SINCE THE MINORITY INTEREST PRIMARILY RELATES
TO EZCHIP LOSSES ACCUMULATED IN PRIOR PERIODS.

** AS OF JANUARY 1, 2007 THE COMPANY STOPPED THE ACCRETION TO REDEMPTION VALUE
SINCE THE REDEMPTION RIGHT BECAME WITHIN THE CONTROL OF THE COMPANY.

                                 LANOPTICS LTD.
                   RECONCILIATION OF GAAP TO NON-GAAP MEASURES
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                               TWELVE MONTHS ENDED                        TWELVE MONTHS ENDED
                                                                DECEMBER 31, 2007                          DECEMBER 31, 2006
                                                        ---------------------------------         ---------------------------------
                                                            GAAP               Non-GAAP               GAAP                Non-GAAP
                                                        ------------         ------------         ------------         ------------

Revenues                                                $     19,488         $     19,488         $      8,468         $      8,468
Cost of revenues                                               8,032                7,841                3,662                3,566
Amortization of technology                                     1,208                   --                  361                   --
                                                        ------------         ------------         ------------         ------------
Gross profit                                                  10,248               11,647                4,445                4,902
                                                                52.6%                59.8%                52.5%                57.9%
Operating expenses:
Research and development, net                                  8,529                7,318                8,403                8,036
In-process research and development charge                       396                   --                2,033                   --
Selling, general and administrative                            5,927                4,670                4,295                4,059
                                                        ------------         ------------         ------------         ------------
Total operating expenses                                      14,852               11,988               14,731               12,095
                                                        ------------         ------------         ------------         ------------
Operating income (loss)                                       (4,604)                (341)             (10,286)              (7,193)
                                                        ------------         ------------         ------------         ------------

Financial and other income (expenses), net                        71                  735               (2,204)                 517
                                                        ------------         ------------         ------------         ------------
Income (loss) before minority interest                        (4,533)                 394              (12,490)              (6,676)
Minority interest in loss of EZchip                              445                   --                  173                   --
                                                        ------------         ------------         ------------         ------------
Net income (loss)                                       $     (4,088)        $        394         $    (12,317)        $     (6,676)
                                                        ============         ============         ============         ============

Net income (loss) per share                             $      (0.25)        $       0.02         $      (1.06)        $      (0.57)

Weighted average number of shares used in per
share calculation                                         16,533,369           16,533,369           11,644,723           11,644,723
                                                        ------------         ------------         ------------         ------------

Non-GAAP net income (loss)                                                   $        394                              $     (6,676)
                                                                             ------------                              ------------

Reconciliation items:
Stock-based compensation                                                           (2,458)                                     (609)
Amortization of intangible assets and discount on
long-term loan                                                                     (2,073)                                     (517)
In-process research and development charge                                           (396)                                   (2,033)
Minority interest in loss of EZchip*                                                  445                                       173
Accretion to redemption value of redeemable
preferred shares in EZchip**                                                           --                                    (2,655)
                                                                             ------------                              ------------
GAAP net income (loss)                                                       $     (4,088)                             $    (12,317)
                                                                             ============                              ============

* EXCLUDED FROM NON-GAAP MEASURES SINCE THE MINORITY INTEREST PRIMARILY RELATES
TO EZCHIP LOSSES ACCUMULATED IN PRIOR PERIODS.

** AS OF JANUARY 1, 2007 THE COMPANY STOPPED THE ACCRETION TO REDEMPTION VALUE
SINCE THE REDEMPTION RIGHT BECAME WITHIN THE CONTROL OF THE COMPANY.

                                 LANOPTICS LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                          (U.S. DOLLARS IN THOUSANDS)

                                                      DECEMBER 31,     DECEMBER 31,
                                                         2007              2006
                                                       ---------        ---------
                                                      (UNAUDITED)       (AUDITED)

ASSETS

CURRENT ASSETS:
Cash, cash equivalents and marketable securities       $  42,628        $  17,658
Trade receivables, net                                     2,877            1,706
Other receivables                                          1,180              683
Inventories                                                3,109            3,489
                                                       ---------        ---------
   Total current assets                                   49,794           23,536

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net                148              290
Severance pay fund                                         2,640            1,951
                                                       ---------        ---------
   Total long-term investments                             2,788            2,241

PROPERTY AND EQUIPMENT, NET                                  394              352

Goodwill                                                  49,533           36,531
Intangible assets, net                                     2,736            3,633
                                                       ---------        ---------
   TOTAL ASSETS                                        $ 105,245        $  66,293
                                                       =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables                                         $     254        $   1,017
Other payables and accrued expenses                        3,524            3,092
                                                       ---------        ---------
   Total current liabilities                               3,778            4,109

LONG TERM LIABILITIES:
Accrued severance pay                                      3,272            2,464
Long-term loan                                                              3,337
                                                       ---------        ---------
   Total long-term liabilities                             3,272            5,801

EMPLOYEE STOCK OPTIONS IN EZchip                           2,141              557
PREFERRED SHARES IN EZchip                                23,770           23,770

SHAREHOLDERS' EQUITY:
Share capital                                                106               93
Additional paid-in capital                               162,233          117,716
Accumulated other comprehensive income/(loss)                (11)             (19)
Accumulated deficit                                      (90,044)         (85,734)
                                                       ---------        ---------
   Total shareholders' equity                             72,284           32,056
                                                       ---------        ---------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $ 105,245        $  66,293
                                                       =========        =========